Palm Energy Systems – Wefunder Campaign

Email Template 01
Vouch for us

Subject: Palm Energy Systems – the crowdfunding round is going live soon!

Dear _______________,

I hope everything is well with you and your family!

I have some wonderful news to share — the Palm Energy team has been preparing to launch on the crowdfunding investment platform, Wefunder, and our campaign will be going live on 6th July 2021.

Please check out our pitch here: https://wefunder.com/palm.energy.systems.llc

I know that you are an ardent supporter of Palm Energy Systems and its products. Hence, I am reaching out to you with a request to post a few lines sharing your excitement about Palm Energy on our campaign page? Even a few lines of your endorsement will mean a great deal to us. Please know that vouching for us does not mean you need to invest in the crowdfunding campaign.

*Our raise will initially be in the "testing the waters"** mode while we finalize our paperwork and SEC filings, so investors will only be making a reservation – not actually investing in us yet. Once we file our paperwork in the coming weeks, they will be able to confirm their investment.*

Please let me know if you are agreeable to vouch for us, and I will send you an invitation directly from our Wefunder campaign page.

In addition, please check out our new website at https://www.palm.energy

Thank you for your support!

Best regards,
Rajiv / Francois / Samir / Jay / Tom / Chris

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and or part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Palm Energy Systems – Wefunder Campaign

Email Template 02
Invest in Palm Energy

Subject: Palm Energy Systems – the Crowdfunding Round is Live!

Dear _______________,

I hope everything is well with you and your family!

I have some wonderful news to share — the Palm Energy team has been preparing to launch on the crowdfunding investment platform, Wefunder. As of a few minutes ago, our raise for Palm Energy Systems has officially launched!

Please check out our campaign page here: https://wefunder.com/palm.energy.systems.llc

We decided to open up to investment from the crowd because we believe that true change in our combat against global warming will happen only when each one of us participates in making a real difference to the challenges being faced by humanity.

The Palm-e system offers a unique and transformative solution to provide clean green energy within our campuses, communities, towns and cities. It does so by tapping unutilized spaces where we live, work and play!

I know that you are an ardent supporter of Palm Energy Systems and its products. Hence, I am reaching out to you to become a stakeholder in our company. Your investment will mean a great deal to us.

*Our raise will initially be in the "testing the waters"** mode while we finalize our paperwork and SEC filings, so investors will only be making a reservation – not actually investing in us yet. Once we file our paperwork in the coming weeks, they will be able to confirm their investment.*

Be a part of the change – invest in Palm Energy!

Thank you for your support!

Best regards,
Rajiv / Francois / Samir / Jay / Tom / Chris
www.palm.energy

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and or part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

Palm Energy Systems
48 followers
15h • Edited •

"We're crowdfunding! Get the deets and invest via Wefunder"
Be a part of the change!
Link: https://lnkd.in/eUttan8

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#BeAPartofChange #Crowdfunding #Wefunder #RenewableEnergy #ActOnClimate #ClimateCrisis #ClimateChange #ClimateChangeIsReal #ClimateAction #ClimateProtection #GreenEarth

Wefunder


Networked
Green Power
Community solar farms will empower energy self reliance, clean energy and a pollution free environment.
Read more
www.palm.energy
with Akshat Rathi and 2 others

2

Palm Energy Systems LLC is with **Seth Leitman, The Green Living Guy** and **Green Car Reports.**
15h ·

"We're crowdfunding! Get the deets and invest via Wefunder"

Be a part of the change!

Link: https://wefunder.com/palm.energy.systems.llc

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#BeAPartofChange #Crowdfunding #Wefunder #RenewableEnergy #ActOnClimate #ClimateCrisis #ClimateChange #ClimateChangeIsReal #ClimateAction #ClimateProtection #GreenEarth
Wefunder


Networked
Green Power
Community solar farms will empower energy self reliance, clean energy and a pollution free environment.
Read more
Palm Energy
www.palm.energy

Palm Energy Systems LLC @Palm_Energy · 1m

"We're crowdfunding! Get the deets and invest via Wefunder"
Be a part of the change!
Link: wefunder.com/palm.energy.sy...

Legal Disclosures:help.wefunder.com/en_US/testing-...
#BeAPartofChange #Crowdfunding #Wefunder #RenewableEnergy
#ActOnClimate #ClimateCrisis #ClimateChange #ClimateChangeIsReal


Networked
Green Power
Community solar farms will empower energy self reliance, clean energy and a pollution free environment.
Read more

Heidi Cullen and 2 others


Networked
Green Power
Community solar farms will empower energy self reliance, clean energy and a pollution free environment.
Read more
Palm Energy
www.palm.energy
palm.energy
Greenwich, Connecticut
palm.energy "We're crowdfunding! Get the deets and invest via Wefunder"
Be a part of the change!
Link:
https://wefunder.com/palm.energy.systems.llc (Link in bio @palm.energy)
Legal Disclosures:
https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure
.
.
.
.
#BeAPartofChange #Crowdfunding #Wefunder #RenewableEnergy
View Insights
Be the first to like this
2 MINUTES AGO
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Post

Palm Energy Systems
48 followers
now •

Creating Networked Solar Farms where we Live, Work and Play!
Be a part of the change.
Link: https://lnkd.in/eUttan8

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#BeAPartofChange #Crowdfunding #Wefunder #GreenEnergy #RenewableEnergy #ActOnClimate #ClimateCrisis #ClimateChange #ClimateChangeIsReal #GreenEarth



Making
Green Energy
Beautiful
Palm Energy
with Anas alhajji, PhD and 2 others
www.palm.energy

Palm Energy Systems LLC is with **Mike Hudema** and **Wefunder**.
5m ·

Creating Networked Solar Farms where we Live, Work and Play!

Be a part of the change.

Link: https://wefunder.com/palm.energy.systems.llc

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#BeAPartofChange #Crowdfunding #Wefunder #GreenEnergy #RenewableEnergy #ActOnClimate #ClimateCrisis #ClimateChange #ClimateChangeIsReal #GreenEarth


Making
Green Energy
Beautiful
Palm
Energy
www.palm.energy

Palm Energy Systems LLC @Palm_Energy · 6m

Creating Networked Solar Farms where we Live, Work and Play!
Be a part of the change.
Link: wefunder.com/palm.energy.sy...

Legal Disclosures:help.wefunder.com/en_US/testing-...

#BeAPartofChange #Crowdfunding #Wefunder #RenewableEnergy #ActOnClimate #GreenEnergy #ClimateChange #ClimateChangeIsReal


Making
Green Energy
Beautiful

You and 2 others


Making
Green Energy
Beautiful
Palm
Energy
www.palm.energy
palm.energy
Greenwich, Connecticut
palm.energy Creating Networked Solar Farms where we Live. Work and Play!
Be a part of the change
Link:
https://wefunder.com/palm.energy.systems.llc (Link in bio @palm.energy)
Legal Disclosures:
https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure
.
.
.
.
#BeAPartofChange #Crowdfunding
#GreenEnergy #Wefunder
View Insights
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8 MINUTES AGO
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Post

Palm Energy Systems
65 followers
now •

We are Crowdfunding.
Find out more here: https://lnkd.in/eaPMyUh

...see more



What if there was something
that could provide,
green power
to our homes
campuses and communities, reduce
pollution, cool them and improve
public health?
You wouldn't believe us. But it's true
Palm
Energy
www.palm.energy
with Anas alhajji, PhD and 2 others

Like Comment

Palm Energy Systems LLC is with Seth Leitman, The Green Living Guy and Wefunder.

2m ·

We are Crowdfunding.

Find out more here: https://wefunder.com/palmenergysystemsllc

The Palm-e Clean Energy System creates powerful, networked solar farms where we live, work and play. It does this by harnessing previously untapped spaces within our campuses, communities, towns and cities.... See More


What if there was something
that could provide,
green power
to our homes
campuses and communities, reduce
pollution, cool them and improve
public health?
You wouldn't believe us. But it's true
Palm Energy
www.palm.energy

Palm Energy Systems LLC @Palm_Energy · 14s

We're #Crowdfunding
Find out: wefunder.com/palmenergysyst...

Creating powerful, networked solar farms within our neighborhoods, towns & cities

Be a part of the change
Invest in Palm Energy

Legal Disclosures help.wefunder.com/en_US/testing-...

#GreenPower #ReducePollution #ImprovePublicHealth


What if there was something
that could provide,
green power
to our homes
campuses and communities, reduce
pollution, cool them and improve
public health?
You wouldn't believe us. But it's true



What if there was something
that could provide,
green power
to our homes
campuses and communities, reduce
pollution, cool them and improve
public health?
You wouldn't believe us. But it's true
Palm
Energy
www.palm.energy
palm.energy
Greenwich, Connecticut
palm.energy We are Crowdfunding.
Find out more here (LinkInBio:
@palm.energy):
https://wefunder.com/palmenergysyst
emsllc
The Palm-e Clean Energy System
creates powerful, networked solar
farms where we live, work and play. It
does this by harnessing previously
untapped spaces within our campuses,
communities, towns and cities.
Join us to be a part of the change.
Join us by investing in Palm Energy.
View Insights
Be the first to like this
5 MINUTES AGO
Add a comment...
Post

Palm Energy Systems
67 followers
now •

We are Crowdfunding.
Find out more here: https://lnkd.in/eaPMyUh

The Palm-e Clean Energy System creates powerful, networked solar farms where we live, work and play. It does this by harnessing previously untapped spaces within our campuses, communities, towns and cities.

Join us to be a part of the change.
Join us by investing in Palm Energy.

Our Website: https://palm.energy/

Legal Disclosures: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#GreenPower #ReducePollution #ImprovePublicHealth #BeAPartOfChange #CrowdFunding #WeFunder #GreenEarth #ClimateChangeIsReal #PalmEnergySystems



Des Moines

What if we could deliver in
Des Moines Green Power for 250,000 homes,
provide shaded parking for 680,000 cars, reduce pollution and improve public health - all by harnessing untapped surface parking lots?
You wouldn't believe us. But it's true.

with Heidi Cullen and 2 others

www.palm.energy

Like Comment

Palm Energy Systems LLC is with **Naomi Klein** and **Wefunder**.
11m ·

We are Crowdfunding.
Find out more here: https://wefunder.com/palmenergysystemsllc

The Palm-e Clean Energy System creates powerful, networked solar farms where we live, work and play. It does this by harnessing previously untapped spaces within our campuses, communities, towns and cities.

Join us to be a part of the change.
Join us by investing in Palm Energy.

Our Website: https://palm.energy/

Legal Disclosures: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#GreenPower #ReducePollution #ImprovePublicHealth #BeAPartOfChange #CrowdFunding #WeFunder #GreenEarth #ClimateChangeIsReal #PalmEnergySystems


Des Moines

What if we could deliver in

Des Moines Green Power for 250,000 homes,

provide shaded parking for 680,000 cars, reduce pollution and improve public health - all by harnessing untapped surface parking lots?
You wouldn't believe us. But it's true.

Palm Energy www.palm.energy

Palm Energy Systems LLC
@Palm_Energy

We're #Crowdfunding
Find out: wefunder.com/palmenergysyst...

Creating powerful, networked solar farms within our neighborhoods, towns & cities

Be a part of the change
Invest in Palm Energy

Legal Disclosures
help.wefunder.com/en_US/testing-...

#GreenPower #ReducePollution #ImprovePublicHealth


Des Moines

What if we could deliver in

Des Moines Green Power for 250,000 homes,

provide shaded parking for 680,000 cars, reduce pollution and improve public health - all by harnessing untapped surface parking lots?
You wouldn't believe us. But it's true.

Palm Energy

www.palm.energy

You and 2 others



Des Moines
What if we could deliver in
Des Moines Green Power for 250,000 homes,
provide shaded parking for 680,000 cars, reduce pollution and improve public health - all by harnessing untapped surface parking lots?
You wouldn't believe us. But it's true.
Palm Energy
www.palm.energy
palm.energy
Greenwich, Connecticut
palm.energy We are Crowdfunding. Find out more here (LinkInBio: @palm.energy): https://wefunder.com/palmenergysystemsllc
The Palm-e Clean Energy System creates powerful, networked solar farms where we live, work and play. It does this by harnessing previously untapped spaces within our campuses, communities, towns and cities.
Join us to be a part of the change. Join us by investing in Palm Energy.
Legal Disclosures:
View Insights
Be the first to like this
5 MINUTES AGO
Add a comment...
Post

Palm Energy Systems
69 followers
23h • Edited •

+ Follow ···

We are excited to announce that Palm Energy Systems and Liberty Access Technologies are close to finalizing a partnership to bring EV charging to any location where the sun shines and EVs need to be charged.

Please visit our crowdfunding page:
https://lnkd.in/e5JM4f-H

Legal Disclosures
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#ActNow #ForNature #ForPeopleForPlanet #ParisAgreement #UNEP #ClimateEmergency #ClimateCrisis #ClimateAction #ClimateChange #GreenEnergy #RenewableEnergy #CleanEnergy #SustainableEnergy #EcoFriendly #EnvironmentallyFriendly #BetterCleanerEnergy #GreenPower #EnergyEfficiency #EnergyTransition #Solar #SolarEnergy #SolarPanels #DemandBetterSolar #SolarPower #ReducePollution #PalmEnergySystems #Palme #PalmeEnergySystems #Crowdfunding #CleanEnergyCrowdfunding #GreenEnergyCrowdfunding #Wefunder #LibertyAccessTechnologies #EV #ElectricVehicles #EVCharging #ElectricVehicleCharging #EVSolarCharging

MarketWatch

Liberty Access Technologies to partner with Palm Energy Systems for Solar Powered EV Charging

marketwatch.com • 2 min read

Palm Energy Systems LLC
Published by Kalyan Tirunelveli · 1d ·

We are excited to announce that Palm Energy Systems and Liberty Access Technologies are close to finalizing a partnership to bring EV charging to any location where the sun shines and EVs need to be charged.
Please visit our crowdfunding page:

https://www.wefunder.com/palmenergysystemsllc

Legal Disclosures

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#ActNow #ForNature #ForPeopleForPlanet #ParisAgreement #UNEP #ClimateEmergency #ClimateCrisis #ClimateAction #ClimateChange #GreenEnergy #RenewableEnergy #CleanEnergy #SustainableEnergy #EcoFriendly #EnvironmentallyFriendly #BetterCleanerEnergy #GreenPower #EnergyEfficiency #EnergyTransition #Solar #SolarEnergy #SolarPanels #DemandBetterSolar #SolarPower #ReducePollution #PalmEnergySystems #Palme #PalmeEnergySystems #Crowdfunding #CleanEnergyCrowdfunding #GreenEnergyCrowdfunding #Wefunder #LibertyAccessTechnologies #EV #ElectricVehicles #EVCharging #ElectricVehicleCharging #EVSolarCharging

Wefunder

MARKETWATCH.COM

Liberty Access Technologies to partner with Palm Energy Systems for Solar Powered EV Charging

Palm Energy Systems
63 followers
now •

Palm Energy Systems is taking ambitious strides to make Green EV charging the norm rather than the exception.

The world today, has 1 million electric vehicle chargers. Most of these are powered by Dirty Brown Power. By 2040, the world will need 12 million electric vehicle chargers. The challenge, as we see it, is to be able to power all of these with Clean Green Power. We are taking ambitious strides to make this happen.

Be the change. Join us.
Visit our crowdfunding page:
https://lnkd.in/ecTiwAXv

Legal Disclosures
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#ActNow #ForNature #ForPeopleForPlanet #ParisAgreement #UNEP #ClimateEmergency #ClimateCrisis #ClimateAction #ClimateChange #GreenEnergy #RenewableEnergy #CleanEnergy #SustainableEnergy #EcoFriendly #EnvironmentallyFriendly #BetterCleanerEnergy #GreenPower #EnergyEfficiency #EnergyTransition #Solar #SolarEnergy #SolarPanels #DemandBetterSolar #SolarPower #ReducePollution #PalmEnergySystems #Palme #PalmeEnergySystems #Crowdfunding #CleanEnergyCrowdfunding #GreenEnergyCrowdfunding #Wefunder #LibertyAccessTechnologies #EV #ElectricVehicles #EVCharging #ElectricVehicleCharging #EVSolarCharging

Wefunder



Liberty Access Technologies to partner with Palm Energy Systems for Solar Powered EV Charging - Digital Journal
digitaljournal.com • 2 min read

Palm Energy Systems LLC
Published by Kalyan Tirunelveli · 5m ·

Palm Energy Systems is taking ambitious strides to make Green EV charging the norm rather than the exception.

The world today, has 1 million electric vehicle chargers. Most of these are powered by Dirty Brown Power. By 2040, the world will need 12 million electric vehicle chargers. The challenge, as we see it, is to be able to power all of these with Clean Green Power. We are taking ambitious strides to make this happen.

Be the change. Join us.
Visit our crowdfunding page:
www.wefunder.com/palmenergysystemsllc/

Legal Disclosures
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#ActNow #ForNature #ForPeopleForPlanet #ParisAgreement #UNEP #ClimateEmergency #ClimateCrisis #ClimateAction #ClimateChange #GreenEnergy #RenewableEnergy #CleanEnergy #SustainableEnergy #EcoFriendly #EnvironmentallyFriendly #BetterCleanerEnergy #GreenPower #EnergyEfficiency #EnergyTransition #Solar #SolarEnergy #SolarPanels #DemandBetterSolar #SolarPower #ReducePollution #PalmEnergySystems #Palme #PalmeEnergySystems #Crowdfunding #CleanEnergyCrowdfunding #GreenEnergyCrowdfunding #Wefunder #LibertyAccessTechnologies #EV #ElectricVehicles #EVCharging #ElectricVehicleCharging #EVSolarCharging

Wefunder

DIGITALJOURNAL.CREATE-A-CARD.TOP

Liberty Access Technologies to partner with Palm Energy Systems for Solar Powered EV Charging Read more:...

Palm Energy Systems
71 followers
now •

WE'RE CROWDFUNDING!
It's time for BOLD and AMBITIOUS action.

Could this be the game changer that turbo charges the renewable energy industry?

We're committed to speed up the shift to renewable energy by making it integral to our lives. We're developing powerful Solar Energy Networks that combine inspirational design with cutting-edge technology.

If you would like to know more or join us click the link below
https://lnkd.in/eaPMyUh

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

.

.

#Invest #investors #ImpactInvestors #PrivateInvestors #Wefunder #Crowdfunding #PalmEnergySystems #GreenEnergy #RenewableEnergy #CleanEnergy #GreenPower #Solar #SolarEnergy #SolarPanels #SolarPower #ReducePollution


This
could be
big
with Anas alhajji, PhD and 3 others

Palm Energy Systems LLC
Published by Kalyan Tirunelveli · 14m ·

WE'RE CROWDFUNDING!

It's time for BOLD and AMBITIOUS action.

Could this be the game-changer that turbo-charges the renewable energy industry?

We're committed to speed up the shift to renewable energy by making it integral to our lives. We're developing powerful Solar Energy Networks that combine inspirational design with cutting-edge technology.

If you would like to know more or join us click the link below

https://wefunder.com/palmenergysystemsllc

Legal Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

.

.

#Invest #investors #ImpactInvestors #PrivateInvestors #Wefunder #Crowdfunding #PalmEnergySystems #GreenEnergy #RenewableEnergy #CleanEnergy #GreenPower #Solar #SolarEnergy #SolarPanels #SolarPower #ReducePollution


This could be big


This
could be
big
palm.energy
Greenwich, Connecticut
palm.energy WE'RE CROWDFUNDING!
It's time for BOLD and AMBITIOUS action.
Could this be the game-changer that turbo-charges the renewable energy industry?
We're committed to speed up the shift to renewable energy by making it integral to our lives. We're developing powerful Solar Energy Networks that combine inspirational design with cutting-edge technology.
If you would like to know more or join
View Insights
1 like
9 MINUTES AGO
Add a comment...
Post

Palm Energy Systems
75 followers
58m • Edited •

+ Follow ···

Watch Alan Jones, Editor, Talkfunding, interview our Founder CEO.
Part 1 – Main interview

#Talkfunding #PalmEnergySystems #Crowdfunding #Investing #Wefunder
#GreenTechnology #GreenPower #SolarEnergy
Wefunder


e - Our Networked Solar Farm Solu

Palm energy systems llc energy networks
youtube.com

Palm Energy Systems LLC
Published by Kalyan Tirunelveli · 42m ·

Watch Alan Jones, Editor, Talkfunding, interview our Founder CEO.
Part 1 – Main interview

#Talkfunding #PalmEnergySystems #Crowdfunding #Investing
#Wefunder #GreenTechnology #GreenPower #SolarEnergy
Wefunder


Main
interview
where we Live
Work & Play!

YOUTUBE.COM

Palm energy systems llc energy networks

TALKFUNDING MAIN interview palm energy systems llc energy net...

Palm Energy Systems LLC @Palm_Energy · 4m

Watch Alan Jones, Editor, @Talkfunding, interview our Founder CEO.
Part 1 – Main interview

Link to video:
youtube.com/watch?v=S6cQ5V...

#Talkfunding #PalmEnergySystems #Crowdfunding #Investing #Wefunder #GreenTechnology #GreenPower #SolarEnergy


Our Networked Solar Farm

Palm energy systems llc energy networks

TALKFUNDING MAIN interview palm energy systems llc energy networksWEFUNDER: ...

youtube.com

Palm Energy Systems
75 followers
7m • Edited •

+ Follow

Watch this Deep Dive Interview with our Founder CEO. It's Part Two of a four-part interview series by Alan Jones, Editor, TALKFUNDING.

Watch it now on https://lnkd.in/eSybtAi2

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology #SolarEnergy


Palm-e - Our Networked Solar Farm Solution
Deep Dive
interview
where we Live
Work & Play!

Palm energy systems llc energy networks
youtube.com

Palm Energy Systems LLC

Published by Kalyan Tirunelveli · 8m ·

Watch this Deep Dive Interview with our Founder CEO. It's Part Two of a four-part interview series by Alan Jones, Editor, TALKFUNDING.

Watch it now on https://www.youtube.com/watch?v=vNIYI11EFIE

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology #SolarEnergy


Deep Dive
interview
...where we Live
Work & Play!

YOUTUBE.COM

Palm energy systems llc energy networks

TALKFUNDING DEEP DIVE Palm energy systems llc energy networks...

Palm Energy Systems LLC @Palm_Energy · 2m

Watch our Founder CEO's 2nd interview with @talkfunding. This is Part 2 of a 4-part interview series.

Here's the link youtube.com/watch?v=vNIYI1...

#greentechnology #solarenergy #crowdfunding #seedrs #investors #palmenergysystems


ur Networked Solar Farm

Palm energy systems llc energy networks

TALKFUNDING DEEP DIVE Palm energy systems llc energy networksWEFUNDER: ...

youtube.com

Palm Energy Systems
76 followers
now •

Watch TALKFUNDING's Backstory Interview with our Founder CEO. This is Part Three of the four-part interview series.

To watch the interview, click on the video or this link https://lnkd.in/egwucBEp

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology #SolarEnergy #Seedrs #Investors


Palm-e - Our Networked Solar Farm Solution
... where we Live Work & Play!
Backstory
interview

Palm energy systems llc energy networks

Palm Energy Systems LLC
Published by Kalyan Tirunelveli · 1h ·

Watch TALKFUNDING's Backstory Interview with our Founder CEO. This is Part Three of the four-part interview series.

To watch the video, click on this link https://www.youtube.com/watch?v=pzCEdxQYKhg

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology #SolarEnergy #Seedrs #Investors



Backstory
interview
... where we Live
Work & Play!

YOUTUBE.COM

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TALKFUNDING BACKSTORY Palm energy systems llc energy networ...

Palm Energy Systems LLC @Palm_Energy · 17m

Watch @Talkfunding Backstory Interview with our Founder CEO.
This is Part 3 of a 4-part interview series.

To watch the interview, click on the video or this link youtube.com/watch?v=pzCEdx...

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology #SolarEnergy #Seedrs


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Palm energy systems llc energy networks

TALKFUNDING BACKSTORY Palm energy systems llc energy networksWEFUNDER: ...

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Palm Energy Systems
76 followers
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How is Palm Energy Systems a game-changer?
Watch our Founder CEO in this TALKFUNDING Clip
https://lnkd.in/ejBcDqat

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology
#SolarEnergy #Seedrs #Investors


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Palm Energy Systems LLC
Published by Kalyan Tirunelveli · Just now ·

How is Palm Energy Systems a game-changer?
Watch our Founder CEO in this TALKFUNDING Clip
https://www.youtube.com/watch?v=wOsGCscKSgE

#PalmEnergySystems #Crowdfunding #Wefunder #GreenTechnology #SolarEnergy #Seedrs #Investors


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TALKFUNDING CLIP Palm energy systems llc energy networks.WEF...

Palm Energy Systems LLC @Palm_Energy · 17h

How is Palm Energy Systems a game-changer?
Watch our Founder CEO in this @Talkfunding Clip
youtube.com/watch?v=wOsGCs...

#Crowdfunding #Wefunder #GreenTechnology #SolarEnergy #Seedrs #Investors


Networked Solar Farm

Palm energy systems llc energy networks
TALKFUNDING CLIP Palm energy systems llc energy networks.WEFUNDER: ...
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Palm Energy Systems LLC
Sponsored

First-of-its-kind? Game-changer that's turbo-charging the green energy industry?

At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

Invest now in Palm Energy Systems.
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



09:00

WEFUNDER.COM
Invest Now In Palm Energy Systems

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Palm Energy Systems LLC
Sponsored

Game-changer that turbo-charges the green energy industry? At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

Invest now in Palm Energy Systems.
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


The future is
green
Invest in game-changing
green technology
INVEST NOW

WEFUNDER.COM
Invest In The Future Of Solar Energy Industry

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Palm Energy Systems LLC
Sponsored ·

Game-changer that turbo-charges the green energy industry? At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

Invest now in Palm Energy Systems.
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


This could be
big
Invest in game-changing
green technology
INVEST NOW

WEFUNDER.COM
Invest In The Future Of Solar Energy Industry

LEARN MORE

Palm Energy Systems LLC
Sponsored ·

First-of-its-kind? Game-changer that's turbo-charging the green energy industry?

At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

Invest now in Palm Energy Systems.
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


09:00

WEFUNDER.COM
Invest Now In Palm Energy Systems

LEARN MORE

Palm Energy Systems LLC
Sponsored

THIS COULD BE BIG!
GAME-CHANGER that'll turbo-charge the GREEN RENEWABLE ENERGY industry.

We're crowdfunding, and you don't want to miss this chance to join us!

To know more or join us, click this link:
https://www.wefunder.com/palm.energy.systems

At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

To know more about Palm Energy Systems or to invest, click this link:
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


This could be
big
Invest in game-changing
green technology
INVEST NOW

WEFUNDER.COM
Invest In The Future Of Green Energy

LEARN MORE

Palm Energy Systems LLC
Sponsored ·

First-of-its-kind? Game-changer that's turbo-charging the green energy industry?

At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

Invest now in Palm Energy Systems.
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM
Invest Now In Palm Energy Systems

LEARN MORE

Palm Energy Systems LLC
Sponsored

THIS COULD BE BIG!
GAME-CHANGER that'll turbo-charge the GREEN RENEWABLE ENERGY industry.

We're crowdfunding, and you don't want to miss this chance to join us!

To know more or join us, click this link:
https://www.wefunder.com/palm.energy.systems

At Palm Energy Systems, we're developing a first-of-its-kind sun-tracking Solar Energy Device that combines inspirational design with cutting-edge technology to create powerful and intelligent Solar Energy Networks to green power our homes, offices, electric vehicles, as well as entire towns and cities.

To know more about Palm Energy Systems or to invest, click this link:
https://www.wefunder.com/palm.energy.systems

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


This could be
big
Invest in game-changing green technology
INVEST NOW

WEFUNDER.COM
Invest In The Future Of Green Energy
LEARN MORE

Palm Energy Systems LLC
Published by Kalyan Tirunelveli · 14m ·

You DON'T WANT TO MISS this chance to join us TURBO-CHARGE the GREEN RENEWABLE ENERGY industry.

To know more or join us, click this link:
https://wefunder.com/palmenergysystemsllc

Meanwhile, here's what investors are saying about our company and device:

"...would one day TRANSFORM THE WORLD."

"...a formula that often leads to GREAT MARKET POSITION."

"...NOTHING LESS THAN SPECTACULAR and the underlying technology is brilliant!"

"I want to see...new innovations from this company INSTALLED IN MY NEIGHBORHOOD... SO THAT THE NEXT GENERATION WILL INHERIT A BETTER WORLD FROM US."

"...a solar technology platform that COMBINES THE BEST OF URBAN AESTHETICS WITH USABILITY AND UTILITY. It's an extremely timely innovation..."

If you'd like to know more or join us, click this link:
https://wefunder.com/palmenergysystemsllc

Legal Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #Seedrs #Investors #Wefunder #PalmEnergySystems #GreenTechnology #SolarEnergy


"...a formula
that often leads to
great
market position."
Palm Energy Systems
INVEST NOW

Invest in PALM ENERGY SYSTEMS LLC: Game-changer in Green Technology



Invest in PALM ENERGY
Game-changer in Green

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